

October 29, 2014

Via E-mail
Stephen M. Merkel, Esq.
General Counsel
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

   Re: GFI Group Inc.
   Schedule TO-T filed by BGC Partners, L.P. and BGC Partners, Inc.
   Filed October 22, 2014
   File No. 005-80318

Dear Mr. Merkel:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

What are the most significant conditions to the Offer, page 4

1.   The regulatory, board and impairment conditions are each dependent on the purchaser being satisfied that the condition has occurred or been satisfied. Please revise to include an objective standard for the determination of whether a condition has occurred or been satisfied.

2.   Please revise your disclosure to clarify that the board condition effectively requires the company to take action in support of your offer before you are obligated to close.

Until what time can I withdraw tendered Shares?, page 5

3.   Please revise to clarify that shareholders can withdraw tendered shares at any time after December 21, 2014, if you have not agreed to accept shares for payment by that time, or advise how you determined otherwise.

When and how will I be paid for my tendered Shares?, page 5

4.   Disclosure states that you will pay for all shares promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

Acceptance for Payment and Payment for Shares, page 11

5.   Disclosure states that tendered shares not accepted for payment, and certificates for unpurchased or untendered shares, will be returned as promptly as practicable following the expiration or termination of the offer. Rule 14e-1(c) requires that you return these shares "promptly" upon expiration or termination of the offer. Please revise.

Conditions of the Offer, page 28

6.   Disclosure states that certain conditions must be satisfied before the time of payment for shares. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

Other, page 33

7.   We note disclosure in the last paragraph of this section. If your intent is to rely on Rule 13e-3(g)(1) for any subsequent Rule 13e-3 transaction, please provide the disclosure required by Rule 13e-3(g)(1)(i).

Miscellaneous, page 34

8.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        David K. Lam, Esq.
        Wachtell, Lipton, Rosen & Katz